UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 11, 2023

Adit EdTech Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39872	85-3477678
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor New York, New York	10105
(Address of principal executive offices)	(Zip Code)

(646) 291-6930

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	ADEX.U	NYSE American LLC
Common stock, par value $0.0001 per share	ADEX	NYSE American LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	ADEX.WS	NYSE American LLC

☒ Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.03	Creation of a Direct Financial Obligation of an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information relating to the Note (as defined below) included in Item 8.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference in this item to the extent required herein.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 11, 2023, in connection with the Special Meeting (as defined below), Adit EdTech Acquisition Corp. (“ADEX” or the “Company”) filed with the Secretary of State of the State of Delaware a certificate of amendment to the Company’s amended and restated certificate of incorporation, as amended (the “Certificate of Amendment”) to (1) extend the date by which the Company must consummate its initial business combination up to two additional times at the election of the Company’s Board of Directors for an additional three month each time (for a maximum of two three-month extensions), or otherwise (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem all of the shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”) included as part of the units sold in the Company’s initial public offering, and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and in accordance with applicable law, dissolve and liquidate; and (2) remove the prohibition on the Company consummating an initial business combination or effecting a redemption or repurchase of public shares in connection with an approved initial business combination, a tender offer and certain amendments to the Company’s Amended and Restated Certificate of Incorporation, as amended, if, upon approval of any such initial business combination, tender offer, or amendment, the Company does not have net tangible assets in excess of $5 million. A copy of the Certificate of Amendment is attached to this Current Report on Form 8-K as Exhibit 3.1 hereto and is incorporated herein by reference, and the foregoing description of such amendment is qualified in its entirety by reference thereto.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On July 11, 2023, the Company reconvened the special meeting of stockholders which was adjourned on June 30, 2023 (the “Special Meeting”) for the purpose of considering and voting upon the following proposals:

The Extension Proposal—To amend the Company’s Amended and Restated Certificate of Incorporation, as amended, to authorize the Company to extend the date by which it must consummate an initial business combination up to two additional times at the election of the Board of Directors for an additional three months each time (for a maximum of two three-month extensions) or otherwise (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem all of the shares of Common Stock included as part of the units sold in the Company’s initial public offering and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and in accordance with applicable law, dissolve and liquidate.

The NTA Proposal—To amend the Company’s Amended and Restated Certificate of Incorporation, as amended, to remove the prohibition on the Company consummating an initial business combination or effecting a redemption or repurchase of public shares in connection with an approved initial business combination, a tender offer and certain amendments to the Company’s Amended and Restated Certificate of Incorporation, as amended, if, upon approval of any such initial business combination, tender offer, or amendment, the Company does not have net tangible assets in excess of $5 million.

The Extension Proposal and the NTA Proposal are each described in further detail in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2023 and as supplemented on June 30, 2023 and July 3, 2023.

As of the close of business on May 8, 2023, the record date for the Special Meeting, there were 9,367,422 shares of Common Stock outstanding. Each share of Common Stock was entitled to one vote on each of the Extension Proposal and the NTA Proposal. A total of 8,511,496 shares of Common Stock, representing approximately 90.86% of the outstanding shares of Common Stock entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

The Company’s stockholders approved the Extension Proposal by the votes set forth below:

For	Against	Abstain
7,870,890	639,606	1,000

The Company’s stockholders approved the NTA Proposal by the votes set forth below:

For	Against	Abstain
8,120,890	389,606	1,000

Stockholders holding 467,396 shares of Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account for approximately $4.9 million (approximately $10.58 per share).

Item 8.01	Other Events.

On July 12, 2023, the board of directors of Adit EdTech Acquisition Corp. (the “Company” or “ADEX”) elected to extend the date by which the Company must complete an initial business combination by three months, from July 14, 2023 to October 14, 2023 (the “Extension”). In connection with the Extension, GRIID Infrastructure LLC (“GRIID Infrastructure”) agreed to deposit an aggregate of $60,000 (representing approximately $0.03 per public share) into the Company’s trust account for its public stockholders on behalf of the Company. This deposit would be loaned to ADEX pursuant to an amended and restated promissory note issued by ADEX to GRIID Infrastructure (the “Note”) on July 12, 2023. The Extension is the first of two three-month extensions permitted under the Company’s governing documents and provides the Company with additional time to complete its initial business combination.

Loans may be made under the Note in an aggregate principal amount of up to $1,800,000. Currently, the outstanding principal amount under the Note is $888,271.92. Interest will accrue on the outstanding principal amount of the Note at a rate per annum equal to the Applicable Federal Rate set forth by the Internal Revenue Service pursuant to Section 1274(d) of the Internal Revenue Code. The Note has a maturity date of the earlier of (i) any determination by ADEX’s board of directors to liquidate the Company and (ii) the effective date of the merger involving Griid Holdco LLC (“GRIID”) and the Company pursuant to that certain Agreement and Plan of Merger dated as of November 29, 2021 and amended on December 23, 2021, October 17, 2022, and February 8, 2023. The failure to timely repay outstanding amounts under the Note within five days of the maturity date or the occurrence of certain liquidation and bankruptcy events constitute an event of default under the Note and could result in acceleration of ADEX’s repayment obligations thereunder.

Important Information About the Merger and Where to Find It

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction between ADEX and GRIID and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GRIID, the combined company or ADEX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. ADEX has filed a Registration Statement on Form S-4, as amended from time to time, containing a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement/prospectus will be sent to all ADEX stockholders. Before making any voting decision, investors and security holders of ADEX are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ADEX through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

GRIID, ADEX and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ADEX’s directors and executive officers is available in ADEX’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 28, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This Current Report includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or by variations of such words or by similar expressions. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this Current Report. These forward-looking statements speak only as of the date of this Current Report. Except as required by law, ADEX does not undertake any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

3.1	Certificate of Amendment, dated July 11, 2023, to Amended and Restated Certificate of Incorporation, as amended

10.1	Amended and Restated Promissory Note dated July 12, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Adit EdTech Acquisition Corp.

By:	/s/ John D’Agostino
John D’Agostino
Chief Financial Officer

Dated: July 12, 2023

Exhibit 3.1

CERTIFICATE OF SECOND AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ADIT EDTECH ACQUISITION CORP.

Adit EdTech Acquisition Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies and submits the following Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”):

FIRST: The name of the Corporation is “Adit EdTech Acquisition Corp.”

SECOND: Article V, Section 5.4 of the Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) is hereby amended in its entirety to read as follows:

“If the Corporation engages in a Proxy Solicitation in connection with any proposed initial Business Combination, the Corporation will consummate such initial Business Combination only if a majority of the then outstanding shares of Common Stock present and entitled to vote at the meeting to approve the initial Business Combination are voted for the approval of such initial Business Combination.”

THIRD: Article V, Section 5.5 of the Charter is hereby amended in its entirety to read as follows:

“In the event that an initial Business Combination is approved in accordance with the above Section 5.4 and is consummated by the Corporation, any holder of shares of Common Stock sold in the IPO (the “IPO Shares”) may demand that the Corporation convert such holder’s IPO Shares into cash. If so demanded, the Corporation shall, promptly after consummation of the initial Business Combination, convert such shares into cash at a per share price equal to the quotient determined by dividing (a) the amount then held in the Trust Account (defined below) including any interest earned on the funds held in the Trust Account not previously released to the Corporation and net of taxes payable, calculated as of two business days prior to the consummation of the initial Business Combination, by (b) the total number of IPO Shares then outstanding (such price being referred to as the “Conversion Price”). “Trust Account” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO and simultaneous private placement is deposited, all as described in the Registration Statement. The Corporation may require any holder of IPO Shares who demands that the Corporation convert such IPO Shares into cash to either tender such holder’s certificates to the Corporation’s transfer agent at any time prior to the vote taken at the stockholder meeting relating to such initial Business Combination or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System at any time prior to the vote taken at the stockholder meeting relating to such initial Business Combination, with the exact timing of the delivery of the IPO Shares to be set forth in the proxy materials relating to such initial Business Combination. If the Corporation offers to redeem the IPO Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a Proxy Solicitation, a holder of IPO Shares, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking the redemption rights set forth in this Section 5.5 with respect to more than an aggregate of 15% of the IPO Shares without the prior consent of the Corporation.”

FOURTH: Article V, Section 5.6 of the Charter is hereby amended in its entirety to read as follows:

“If the Corporation engages in a Tender Offer, the Corporation shall file tender offer documents with the Commission which will contain substantially the same financial and other information about the initial Business Combination as is required under the proxy rules promulgated under the Exchange Act and that would have been included in any proxy statement filed with the Commission in connection with a Proxy Solicitation, even if such information is not required under the tender offer rules promulgated under the Exchange Act. The per-share price at which the Corporation will repurchase the IPO Shares in any such Tender Offer shall be equal to the Conversion Price. The Corporation shall not purchase any shares of Common Stock other than IPO Shares in any such Tender Offer.”

FIFTH: Article V, Section 5.7 of the Charter is hereby amended in its entirety to read as follows:

“In the event that the Corporation does not consummate an initial Business Combination by the 24-month anniversary of the consummation of the IPO (if not extended, which may be elected by the Board as many as six times for an additional one-month period each time, and as many as an additional two times for an additional three-month period each time) (the “Termination Date”), the Corporation shall (a) cease all operations except for the purposes of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon not previously released to the Corporation, less any income or other taxes payable and less up to $100,000 of interest to pay dissolution expenses, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (b) and (c) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

SIXTH: Article V, Section 5.11 of the Charter is hereby amended in its entirety to read as follows:

“If, in accordance with Section 5.1, any amendment is made to this Amended and Restated Certificate to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if the Corporation has not consummated an initial Business Combination within the 24 months from the closing of the IPO or with respect to any other material provisions of this Amended and Restated Certificate relating to stockholder’s rights or pre-initial Business Combination activity, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of then outstanding IPO Shares.”

SEVENTH: That said amendment was duly adopted in accordance with the applicable provisions of Sections 141, 211 and 242 of the DGCL on July 11, 2023.

EIGHTH: The effective date of this Certificate of Amendment shall be upon filing with the Secretary of State of the State of Delaware.

[Signature page follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by David L. Shrier, its President, this 11th day of July, 2023.

ADIT EDTECH ACQUISITION CORP.

By:	/s/ David L. Shrier
Name: David L. Shrier
Title: Director, President, and Chief Executive Officer

Exhibit 10.1

THIS AMENDED AND RESTATED NOTE (THIS “NOTE”) HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUER OF THIS NOTE WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. IN ORDER TO REQUEST SUCH INFORMATION, A HOLDER OF THIS NOTE SHOULD CONTACT JOHN D’AGOSTINO AT DAGOSTINO@ADITEDTECH.COM.

AMENDED AND RESTATED PROMISSORY NOTE

Principal Amount: Not to Exceed $1,800,000 (See Schedule A)	Dated as of July 12, 2023

WHEREAS, Adit EdTech Acquisition Corp., a Delaware corporation (the “Maker”) issued to GRIID Infrastructure LLC, a Delaware limited liability company, or its registered assigns or successors in interest (the “Payee”) that certain Promissory Note, dated January 13, 2023 (the “Original Note”), pursuant to which the Payee was permitted to make certain advances and readvances in amounts not to exceed a total principal amount of $900,000;

WHEREAS, prior to the date hereof, the total principal amount of all advances and readvances outstanding under the Original Note was $888,271.92; and

WHEREAS, the Maker and the Payee desire to amend and restate the Original Note in its entirety to, among other things, increase the aggregate amount of all advances and readvances permitted to be made by the Payee to the Maker from $900,000 to $1,800,000.

NOW, THEREFORE, in consideration of the premises, the agreements hereinafter set forth and other good and valuable consideration, the Maker and the Payee hereby agree that the Original Note is hereby amended, restated and replaced in its entirety by this Note to read as follows:

FOR VALUE RECEIVED and subject to the terms and conditions set forth herein, the Maker promises to pay to the order of the Payee the principal balance as set forth on Schedule A hereto in lawful money of the United States of America; which schedule shall be updated from time to time by the Payee to reflect all advances and readvances made by the Payee to the Maker under this Note from time to time; provided that at no time shall the Payee be obligated to make any advance or readvance if and to the extent that the aggregate principal amount of all advances and readvances outstanding under this Note exceed One Million Eight Hundred Thousand dollars ($1,800,000.00). Subject to the foregoing, any advance hereunder shall be made by the Payee upon receipt of a written request of the Maker, related to extensions of the term of the Maker and the consummation of the Business Combination (as defined below), and upon any such advance by Payee, shall be set forth on Schedule A. Schedule A shall be binding on the Maker absent manifest error. All payments on this Note shall be made by wire transfer of immediately available funds or as otherwise determined by the Payee to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. All unpaid principal and accrued and unpaid interest under this Note shall be due and payable in full on the earlier of (i) the date on which a definitive decision to liquidate the Maker is made by its board of directors, and (ii) the effective date of the merger involving the Maker and the Payee pursuant to that certain Agreement and Plan or Merger dated as of November 29, 2021 and amended on December 23, 2021, October 17, 2022 and February 8, 2023 (the “Business Combination”) (such earlier date, the “Maturity Date”), unless accelerated upon the occurrence of an Event of Default (as defined below). Any outstanding principal amount under this Note may be prepaid at any time by the Maker, at its election and without penalty. Except for fraud, if any, no individual, including, but not limited to, any officer, director, employee or shareholder of the Maker, shall be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Interest. Interest will accrue from the applicable borrowing date on the outstanding principal balance at a rate per annum equal to the “Applicable Federal Rate” set forth by the Internal Revenue Service (pursuant to Section 1274(d) of the Internal Revenue Code) for obligations of the type created by this Note as in effect from time to time. Throughout the term of this Note, interest will be calculated on the basis of a 365-day year and shall be computed for the actual number of days elapsed in the period for which interest is charged.

3. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges, then to payment of accrued and unpaid interest and finally to the reduction of the unpaid principal balance of this Note. Amounts paid or repaid under this Note may be reborrowed.

4. Events of Default. The occurrence and continuance of any of the following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay any amount due pursuant to this Note within five Business Days (as defined herein) after the Maturity Date.

(b) Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in respect of the Maker or its property in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

5. Remedies.

(a) Upon the occurrence and continuance of an Event of Default specified in Section 4(a) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note along with all accrued and unpaid interest thereon, and all other amounts payable thereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 4(b) or 4(c), the unpaid principal balance of this Note along with all accrued and unpaid interest thereon, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

6. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

7. Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder.

8. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, or (ii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by electronic transmission; one business day after delivery to an overnight courier service; or five days after mailing if sent by first class registered or certified mail.

9. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WITHIN THE STATE OF NEW YORK.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account established in connection with the Maker’s initial public offering (the “Trust Account”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The foregoing shall bind any permitted assignee or transferee of this Note.

12. Amendment; Waiver. Except with respect to amendments to Schedule A as provided in the forepart of this Note, any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

13. Assignment. Neither the Maker nor the Payee may assign or transfer this Note or any rights or obligations hereunder (by operation of law or otherwise) without the prior written consent of the other party, provided that the Maker may collaterally assign this Note in connection with any existing or future credit agreement with a lender. Any attempted assignment without the required consent shall be void.

14. Business Day. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note. “Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

[Signature Page Follows]

IN WITNESS WHEREOF, the Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

ADIT EDTECH ACQUISITION CORP.

By:	/s/ David L. Shrier
Name: David L. Shrier
Title: Chief Executive Officer

[Signature Page to Amended and Restated Promissory Note]

SCHEDULE A

Subject to the terms and conditions set forth in the Note to which this schedule is attached, the principal balance due under the Note shall be set forth in the table below and shall be updated from time to time to reflect all advances and readvances outstanding under the Note.

Date	Amount Advanced	Amount Repaid
January 13, 2023	$148,045.32
February 13, 2023	$148,045.32
March 10, 2023	$148,045.32
April 13, 2023	$148,045.32
May 12, 2023	$148,045.32
June 13, 2023	$148,045.32